

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

<u>Via E-mail</u>
Gale E. Klappa
Chairman, President and Chief Executive Officer
Wisconsin Energy Corporation
231 West Michigan Street
Milwaukee, Wisconsin 53201

     Re: **Wisconsin Energy Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 25, 2011
               Definitive Proxy Statement on Schedule 14A
               Filed March 29, 2011
               File No. 001-09057

Dear Mr. Klappa:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Mara Ransom

                                Mara Ransom
                                Assistant Director